Exhibit 99.1

Zegna Group & Investindustrial Acquisition Corp. Complete Business Combination to List World-Renowned Global Luxury Group on New York Stock Exchange

Zegna Group to Begin Trading on NYSE on December 20, 2021 Under New Ticker Symbol “ZGN”

Leadership Continuity Ensured Through Zegna Family’s Controlling Stake of Nearly 66%1, 2

Investindustrial to Remain a Significant Shareholder with an Approximately 13% Stake3; Free Float to be Approximately 21%

Transaction Delivers Approximately $761 Million in Gross Proceeds

Merged Entity will have Initial Enterprise Value of $3.1 Billion with Market Capitalization of $2.4 Billion4

Ermenegildo Zegna N.V. (“Zegna”, “the Group” or “the Company”), the world-renowned Italian luxury group, today announced the completion of its business combination with Investindustrial Acquisition Corp. (NYSE:IIAC) (“IIAC”), a special purpose acquisition corporation sponsored by investment subsidiaries of Investindustrial VII L.P. The newly combined company is expected to commence trading on the New York Stock Exchange under the new ticker symbol “ZGN” on Monday, December 20, 2021.

The Zegna family will continue its long-term stewardship of the Company through an ownership stake of nearly 66%. Based on the transaction value, the merged entity is expected to have an initial enterprise value of $3.1 billion, an initial market capitalization of $2.4 billion and will be well capitalized.

The business combination received the strong support of IIAC’s shareholders at a meeting held on December 15, 2021, at which over 97% of the votes cast were in favor of the transaction.

Ermenegildo Zegna, CEO of Zegna Group, will ring the opening bell at the New York Stock Exchange at 9:30 am Eastern Time on Monday, December 20, 2021. He will be joined by Thom Browne, members of the Zegna and Thom Browne leadership teams, by Zegna Board member Paolo Zegna, and by Andrea C. Bonomi, Founder of Investindustrial and Chairman of the Industrial Advisory Board, and Sergio Ermotti, Chairman of Investindustrial Acquisition Corp. A live stream of the event and replay can be accessed by visiting https://www.nyse.com/bell.

Ermenegildo “Gildo” Zegna, CEO of Zegna Group, said: “Today marks a monumental milestone for Zegna and is the beginning of an exciting and pivotal new chapter in our 111-year legacy. What began as a wool mill built by my grandfather has now become a publicly traded, modern luxury group with a one-of-a-kind manufacturing platform, sophisticated digital operations and global scale and reach. We are well positioned to accelerate the successful strategies of the Zegna Group’s two core brands, Zegna and

[1]	This figure includes shares invested by existing Zegna shareholders and investment into the PIPE by members of the Zegna family.
[2]

The ownership percentages included in this press release exclude from the computation of ordinary shares outstanding approximately 5 million shares held in escrow subject to release if certain targets are attained.

[3]	This figure includes shares invested in the PIPE and in the backstop PIPE financing.
[4]

Initial Enterprise Value and Market Capitalization incorporate the impact of the 50% Sponsor promote shares to be issued at closing of the transaction and assume: a) a price of $10.00 per share at closing of the transaction; b) no impact from private and public warrants outstanding (given they become exercisable at $11.50 per share).

Thom Browne, while also continuing to build upon our heritage, our ethos of sustainability, and the unique craftsmanship that has made our name synonymous with excellence and luxury around the world. We will continue to meet our clients’ changing needs while working to attract new, younger clients through exciting collaborations and digital innovation across the Group.”

Mr. Zegna continued, “I am very happy with the Zegna Group’s performance. Our enhanced focus on our legacy brand, the strengthening of our luxury textile platform and the dynamic pace of Thom Browne have supported a strong recovery this year, which has accelerated over the summer and continues today with solid growth in revenues relative to the same period of 2020. At the end of November 2021, the Group’s worldwide performance year-to-date is substantially in line with pre-COVID-19 levels. We are confident in our ability to further strengthen our leadership position in the global luxury market while keeping sustainability and care for the people around us at the heart of everything we do. Today’s announcement unlocks the doors to a brighter future – while we continue to follow our own path.”

Andrea C. Bonomi, Founder of Investindustrial and Chairman of the Industrial Advisory Board, said: “We are thrilled about the encouraging feedback we have received, as well as the positive reaction to the business combination with Zegna from the markets, investors and the financial community. This excitement is evidenced by the amount of capital that has been raised to support the transaction, as well as by the participation of major institutional investors. Since the very beginning we have strongly believed in this partnership, and we are ready to work together and support Zegna in the future to continue its unique history of growth, craftmanship, heritage and sustainability.”

Sergio Ermotti, Chairman of Investindustrial Acquisition Corp., said: “During recent months, the transaction has garnered strong interest from the investment community as demonstrated by the excellent participation we had at roadshows and at our Analyst Day on November 23, 2021. IIAC believes in the strength of this business combination, and we are excited about our partnership with Zegna.”

Earlier this year, Zegna demonstrated its continued momentum, delivering strong sales and profitability for the first half of 2021, with revenues up 50% year-over-year. The Group’s ongoing growth in the luxury leisurewear segment, as well as its resonance with a new generation of customers, uniquely positions it for long-term success.

Transaction Overview

The transaction delivered approximately $761 million in gross proceeds (before transaction expenses and the repurchase of shares from the controlling shareholders), consisting of $169 million cash from IIAC’s trust account (after redemptions), a fully committed $250 million PIPE (which, in light of strong investor demand, was upsized by $50 million versus the original target amount), $125 million from the additional backstop PIPE previously announced, and approximately $217 million5 in a forward purchase agreement with Strategic Holding Group S.à r.l., an affiliate of IIAC’s sponsor (“SHG”). The resulting combination of investors provides a well-diversified and high-profile investor base which will help continue Zegna’s success in the public equity markets.

Under the forward purchase agreement, SHG invested approximately $217 million in the combined Company. This investment, together with relevant sponsor promote shares vested at closing, and investments in the PIPE financing and the backstop PIPE financing, provides SHG with approximately 13% of the outstanding ordinary shares of the Company.

[5]

$217 million corresponds to the minimum effective issue price per share of $9.65 agreed in the forward purchase agreement. The actual forward purchase is denominated in Euros and amounted to approximately €192 million.

A more detailed description of the transaction terms will be included in a Report on Form 20-F to be filed by Zegna Group with the U.S. Securities and Exchange Commission (“SEC”), as well as in the previous filings of IIAC and Zegna made with the SEC and available on the SEC’s website at www.sec.gov.

Advisors

UBS Investment Bank is acting as exclusive financial advisor to Ermenegildo Zegna Group and as co-lead placement agent on the PIPE, with a team led by UBS Italy Country Head Riccardo Mulone. Sullivan & Cromwell LLP is acting as legal advisor to Ermenegildo Zegna Group. Deutsche Bank, Goldman Sachs Bank Europe, SE – Succursale Italiana, JP Morgan Securities Plc and Mediobanca are acting as financial advisors to Investindustrial Acquisition Corp. Deutsche Bank, Goldman Sachs & Co. LLC and JP Morgan Securities Plc are acting as co-lead placement agents on the PIPE. Mediobanca has provided a fairness opinion to Investindustrial Acquisition Corp.’s Board of Directors. Chiomenti and Kirkland & Ellis LLP are acting as legal advisor to Investindustrial Acquisition Corp. Shearman & Sterling LLP is acting as legal advisor to the placement agents.

About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Zegna products are sold through over 500 stores in 80 countries around the world, of which 284 are directly operated by Zegna as of June 30, 2021 (239 Zegna stores and 45 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has now led us to New York, where the Group will be listed on the New York Stock Exchange. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

About Investindustrial Acquisition Corp.

IIAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses, now a wholly owned subsidiary of Zegna. IIAC was sponsored by Investindustrial Acquisition Corp. L.P., a limited partnership whose majority investor is an independently managed investment subsidiary of Investindustrial VII L.P.

About Investindustrial

Investindustrial is a leading European group of independently managed investment, holding and advisory companies with €11 billion of raised fund capital. With ESG principles deeply embedded into the Firm’s core approach, Investindustrial has a 30-year history of providing mid-market companies capital, industrial expertise, operational focus and global platforms to accelerate sustainable value creation and international expansion. Additional information is available at www.investindustrial.com

For additional information, please visit https://www.zegnagroup.com/en/news/.

Contacts

Media

Ermenegildo Zegna Group

Domenico Galluccio +39 335 5387288

Brunswick Group

Brendan Riley / Lidia Fornasiero/ Marie Jensen

+1 (917) 755-1454 / +39 335 6078082/ +33 (0) 6 49 09 39 54

Investindustrial & Investindustrial Acquisition Corp.

Maitland

David Sturken / Jonathan Cook

+44 (0) 7990 595 913 / +44 (0) 7730 777 865

Investors

Ermenegildo Zegna Group

Francesca Di Pasquantonio +39 335 5837669

Francesca.dipasquantonio@zegna.com

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. These statements may include terms such as “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or similar terms. Such forward-looking statements, including with respect to the proceeds and the benefits of the business combination, involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Such risks, uncertainties and factors include the ability to achieve the anticipated benefits of the Business Combination, the risk that the Business Combination disrupts current plans and operations as a result of the consummation of the Business Combination, general economic, political and business conditions, applicable taxes, inflation, interest rates and the regulatory environment, the risk that Zegna may not be able to maintain the recognition, integrity or reputation of its brands or is unable to anticipate trends and identify and respond to new and changing consumer preferences, Zegna’s failure to implement its strategy, any disruption in Zegna’s manufacturing and logistics facilities, fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in Zegna’s products, Zegna’s inability to negotiate, maintain or renew its license agreements and strategic alliances, the outcome of any potential litigation, government or regulatory proceedings, changes in macro-economic conditions and tourist traffic and demand, Zegna’s ability to retain certain key personnel and craftsmen, any disruption in Zegna’s information technology, including as a result of cybercrimes, Zegna’s competitive position, risks related to Zegna’s management team’s limited experience in managing a public company, Zegna’s intellectual property position, including its ability to protect and maintain its intellectual property rights, fluctuations in foreign currency exchange rates that could result in currency transaction losses that negatively impact Zegna’s financial results and the anticipated transaction proceed uses and sources, the ability of the combined company to grow and manage growth profitably and retain its key employees, the inability to maintain the listing of the combined company’s securities on the New York Stock Exchange following the business combination, the impact of the global COVID-19 pandemic on any of the foregoing, and other risks and uncertainties, including those described in the proxy statement/prospectus relating to the business combination filed by Zegna with the SEC on November 29, 2021 and other documents filed by Zegna from time to time with the SEC. Most of these factors are outside Zegna’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Zegna, its directors, officers or employees or any other person that Zegna will achieve its objectives and plans in any specified time frame, or at all. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.